Text - centered in top one-third of the page:

          More Than A Bank

Photographs - center of page spreading from left edge to right edge of page - faded faces of three people. On the top of the photographs is a circular graphic with lines leading to the right edge of the page.

Text - centered on the bottom two-thirds of the page:

          BRENTON

Text - centered at the bottom of the page:

          Brenton Banks, Inc.
     1999 Summary Annual Report

Text - left hand column of the page:

Table of Contents:

Financial Highlights          2

The Year in Review            3

Letter to Shareholders       13

Financial Summary	           15

Officers & Locations         21

For more information about Brenton's products and services, visit our Web sites at www.brentonbank.com and www.brentoninvestments.com.

Text - middle to right hand edge of the page:

   It takes more than a bank to serve the growing financial needs of Iowa families, communities, businesses and ag enterprises. It takes more than a bank to recruit and reward experienced, moti-vated sales and support professionals. It takes more than a bank to create mutually profitable partnerships with clients, trade associations, builders, local governments - even other banks.
It takes more than a bank to win! During 1999, Brenton Banks, Inc. continued to invest in the people, systems and strategies that are already helping our Company become more than a bank-and creating more opportunities than ever before.

   Founded in 1881, Brenton Banks, Inc. is the largest Iowa-based bank holding company with 44 service locations in metropolitan markets and regional economic centers across the state. The
Company offers a complete range of financial products and services - including personal, agricultural, commercial and small business banking; trust and investment management services; investment and insurance brokerage; mortgage banking; cash management and international banking services; as well as proprietary mutual funds.
   To help make banking more convenient for our clients, we deliver banking, mortgage, insurance and investment products and services over the phone through Brenton Direct. Clients can review their accounts and perform transactions 24 hours a day via our new
Anytime Banking Internet system and Anytime Line telephone system. Clients also enjoy the convenient advantages of our Brenton Photo SmartCheck debit cards, ATMs, direct deposit and automatic payment programs.
   The Company's stock trades on the NASDAQ stock market under the symbol BRBK.

Text - centered at the bottom of the page:

          1   Brenton Banks, Inc. 1999 Summary Annual Report

Financial Highlights
Brenton Banks, Inc. and Subsidiaries

                                    1999           1998           1997
Operating Results
Net interest income       $   62,599,137     61,387,326     60,133,764
Provision for loan losses      4,250,000      4,200,000      3,900,000
Total noninterest income      29,793,656     33,357,827     27,505,789
Total noninterest expense     65,374,270     61,391,528     57,698,564
Income before income
  taxes and minority
  interest                    22,768,523     29,153,625     26,040,989
Net income                    16,560,117     20,350,921     18,010,107

Per Common Share*
Net income-basic          $          .81            .98            .85
Net income-diluted                   .80            .96            .83
Cash dividends                      .346           .317           .225
Book value, including
   unrealized gains
  (losses)**                        6.48           6.55           6.17
Book value, excluding
  unrealized gains
  (losses)***                       6.76           6.39           6.02
Closing price                      10.13          15.23          16.53

At December 31
Assets                    $1,985,454,701  1,939,556,765  1,718,483,797
Loans                      1,195,986,791  1,033,554,556    993,189,110
Nonperforming loans            9,452,000     11,289,000      6,712,000
Deposits                   1,530,083,303  1,496,675,131  1,364,270,491
Realized common
  stockholders' equity***    137,568,254    131,891,522    126,159,453
Total common stockholders'
  equity**                   131,933,451    135,210,319    129,379,299
Market capitalization of
  common stock               206,088,847    314,102,382    346,646,292

Ratios
Return on average total
  common stockholders'
  equity (ROE)**                   12.35%         15.37          14.47
Return on average realized
  common stockholders'
  equity (ROE)***                  12.31          15.77          14.68
Return on average assets
  (including minority
  interest) (ROA)                    .89           1.18           1.14
Net interest margin                 3.73           3.97           4.16
Net noninterest margin             (1.84)         (1.61)         (1.86)
Efficiency ratio                   67.99          62.71          63.66
Loan to deposit ratio              78.16          69.06          72.80
Allowance for loan losses
  to total loans                    1.21           1.37           1.28
Equity to assets***                 6.91           6.81           7.36
Risk-based capital ratio           10.18          11.37          11.95
Tier 1 leverage capital
  ratio***                          6.80           7.17           7.63
Nonperforming loans as a
  percent of loans                   .79           1.09            .68
Net charge-offs as a percent
  of average loans                   .36            .28            .26
Allowance for loan losses as
  a percent of nonperforming
  loans                           152.49         125.54         189.69

* Restated for the 2-for-1 stock split effective February 1998 and the 10 percent common stock dividends effective in 1999 and 1998.
** Including unrealized gains (losses) on securities available for sale.
*** Excluding unrealized gains (losses) on securities available for sale.

Three bar graphs on the right hand side of the page:

Graph showing Net Income (In thousands) (1995-1999):

                  95        96        97        98        99
             $10,407   $14,015   $18,010   $20,351   $16,560

Dual Graph showing Diluted Net Income per Common Share and Dividends per Common Share (Restated for stock splits/dividends) (1995-1999):


                  95        96        97        98        99
Net Income      $ .46     $ .63     $ .83     $ .96     $ .80
Dividends       $.154     $.171     $.225     $.317     $.346

Graph showing Total Assets (In millions) (1995-1999);


                  95        96        97        98        99
              $1,583    $1,632    $1,718    $1,940    $1,985

Text - centered in middle of one-third of page:

          GROWING BY QUANTUM LEAPS

Small graphic on a graph showing two lines of growth.

Text - centered underneath graphic:

Strategic Quantum
Leap proposals were
submitted by every
line of business and
several support
areas during 1999.

Text - centered in middle, to the left of the graphic:

   In today's highly competitive financial
services industry, companies can no
longer afford to let their growth poten-tial be dictated by the whims of the marketplace. That's why Brenton has formalized a strategic growth process called "Quantum Leap." It's a grassroots initiative built on the experience and creativity of Brenton associates. And, it underscores our willingness to carefully explore and develop niche opportunities for significant growth within our established core businesses.
   A Quantum Leap idea can be submitted
by any associate. Each idea is formulated into a plan, then tested for viability.
Plans that survive the testing phase are budgeted and implemented, with an oversight committee meeting twice each month to review progress, cull out projects that aren't meeting expectations and encourage those that are.
   During 1999, nearly 30 Quantum
Leap proposals were considered. More
than a dozen were implemented - many
of which are discussed on the pages of
this report.

Text - centered at the bottom of the page:

          3   Brenton Banks, Inc. 1999 Summary Annual Report

Photograph of eleven employees located in the upper center of the page.

Text - left side of the photograph:

As part of our Quantum Leap
initiative, 38
experienced sales people joined the Brenton team in 1999.

Text - right side of the photograph:

   There's much more to Quantum Leap than the development of new products and services. What's key is our focus on adding new sales associates in lines of business where genuine growth and profit opportunities have been identified.

Text - underneath the photograph located from one-third of page to right hand edge of paper:

FIRST, WE IDENTIFY PROFITABLE OPPORTUNITIES.
THEN, WE PUT "MORE FEET ON THE STREET!"

Photograph of Salisbury House, a historic mansion in Des Moines, Iowa located from left hand edge of the page to two-thirds of page.

Text - underneath photograph:  Photo courtesy of Scott Little

Text - bottom half of the page located two-thirds of page to right hand edge of paper:

PARTNERING TO PRESERVE HISTORY

   Des Moines' Salisbury House is a historic 42-room mansion and museum modeled after the King's House in Salisbury, England. It has been featured on the A&E series, "America's Castles," and has been home to the Iowa State Education Association (ISEA) since 1954.
   By the mid 90s, the ISEA had outgrown its available office space and began to explore the mansion's sale, with a goal of preserving its collections and museum status. Working closely with the Salisbury House Foundation, a not-for-profit community group, Brenton was able to facilitate the transaction in a number of ways.
   We developed a creative financing package to fund the purchase, secured by pledges to the Foundation (in addition to making our own charitable contribution). Next, we helped them structure a $6 million tax-exempt bond issue for ongoing maintenance and improvements. Along the way, we also won over the ISEA, who used its proceeds to fund an endowment managed by Brenton.

Text - centered in middle of top one-third of page:

          HELPING LOCAL IOWA GOVERNMENTS
          PUT THEIR MONEY TO WORK AT HOME

Photograph of State Capital building located from left hand edge of the page to one-third of page.

Text - centered in the middle, located directly to the right of the photograph:

   Many community banks are too
small to serve the sophisticated
needs of Iowa municipalities and
agencies. That's why we created a
Quantum Leap initiative to expand
our expertise, while developing new
and existing relationships among
those preferring to work with an
Iowa-based banking company.

What could make
more sense than
Iowa Communities
partnering with an
Iowa bank?

Text - bottom two-thirds of page from center of page to three-fourths of the page:

WORKING TO KEEP BUSINESS IN IOWA THROUGH
FOCUSED ECONOMIC DEVELOPMENT ACTIVITIES

   Brenton associates have long worked with community leaders to help attract and retain local businesses. In 1999, this resulted in the relocation of Percival Scientific, a manufacturer of environmental research chambers for universities and biogenetic and pharmaceutical businesses, to Perry from Boone. The company's owners had considered out-of-state locations, but Rich Jones, our local market manager in Perry, worked with the community to develop a package of financial incentives and services that were instrumental in keeping the firm in Iowa.

Photograph of architect's rendering of the Percival Scientific's (a client) new building - located from one-third of page to the right hand side of the page.

Text - centered at the bottom of the page:

          5   Brenton Banks, Inc. 1999 Summary Annual Report

Photograph of combine in a soybean field with tractor and wagon from one-third of page to right hand edge of page.

Text - centered in the middle of the page in the bottom two-thirds of the page, located underneath the photograph:

          SERVING THE UNIQUE FINANCIAL NEEDS
          OF AGRI-BUSINESSES AND FARM PRODUCERS

   Brenton's century-plus experience in satisfying the financial needs of agricultural producers and businesses has positioned us well for continued success in serving these important markets. Through Brenton Agri-Access TM, we develop mutually profitable relationships with large producers and businesses, such as seed companies, elevators, dairies and processors. Small farmers are served through our business banking group. By putting the right banker in front of the right client, we are not only realizing greater efficiency and sales success, we are better serving our clients by matching our services and expertise with their specific needs.

Text - left hand edge of the page to the middle of the page:

IMAGINE A BANK
WITH NO TELLER LINE

   Nowhere in the Brenton organization is
our sales focus more evident than in Coral-ville, an Iowa City suburb, where we opened our prototype "office of the future" in November. Dedicated to business and private banking, it's staffed by ten Brenton associates, eight of whom spend most of their time outside the office.
   Rather than forcing clients to come to the bank, associates deliver our entire range of products and services directly to clients' homes or offices. Clients appreciate the convenience and our dedication to total service. And, we value the opportunity to develop strong multi-account relationships among those we're perfectly positioned to serve.
   Clients are still welcome to stop by the office whenever they like. Instead of a tradi-tional teller line, there's a semicircular counter staffed by two associates who can handle everything from loans to deposits.
Conference rooms are available to provide dedicated, private services in an uncluttered, fully networked environment.
   A similar Brenton sales office will be
opening in Moline, Illinois, during 2000.
It will be our first office outside of Iowa.

Photograph of outside front of Brenton Bank office building in Coralville, Iowa - located on the top of the page on the right hand side of the text.

Floor plan of Coralville, Iowa office - located on the bottom of the page on the right hand side of the text.

Text - centered at the bottom of the page:

          7   Brenton Banks, Inc. 1999 Summary Annual Report

Photograph of a pen on top of paper - located at the top of the page in the right hand corner of the page.

Text - located underneath the photograph from one-third of the page to the right hand edge of the page:

          IMAGINE A DEDICATED TEAM OF WEALTH MANAGEMENT
          EXPERTS, SERVING YOUR EVERY FINANCIAL NEED

   During 1999, we developed a unique approach for serving our affluent clients by providing complete private banking, financial planning, risk management, estate planning, trust services and more - through a single relationship manager working with a team of experts from across our lines of business.

Text - located in center of page, bottom two-thirds of the page:

IMAGINE HOW MUCH
SIMPLER IT COULD BE
TO BUILD AND FINANCE
A NEW HOME

   Wouldn't it be great if you could secure both construction financing and your new home mortgage with a single closing (and a single set of fees)? That's the thinking behind Brenton's new, construction real estate lending program - a Quantum Leap initiative that produced more than $70 million in residential construction originations during 1999. Builders appreciate the program, too-not only because it creates business, but also because the construction loans can be made directly to homeowners, freeing up builders' lines of credit.

Photograph of a home under construction - located next to the text in the bottom right hand corner of the page.

Text - centered in the middle of the page:

   Brenton clients can now handle just about all their banking business with a keyboard and mouse, thanks to Anytime Banking on our Web site at www.brentonbank.com. They'll enjoy secure, 'round-the-clock access to their accounts, plus information on everything from CDs, deposits and loans to their IRAs, mortgage and more.

Text centered across the page:

          BRENTON DELIVERS ONLINE CONVENIENCE
          FOR BANK AND INVESTMENT CLIENTS

Text - centered in the middle of the page:

   Also, Brenton Investment Direct clients will soon find a remarkable range of information, savings and convenience at www.brentoninvestments.com
- including free real time quotes, personalized portfolio tracking, free check writing, free dividend reinvestment for most U.S. stocks, year-end tax information, discounted com-missions and more. Plus, they can place limit or market orders from anywhere they have Internet access.
   Both of these new, Internet-based Brenton services are supported by our successful telephone services. The Brenton Anytime
Line provides 24 hour access, 7 days a week, to account information and transfers. Brenton
Direct is an extended hours telephone service, staffed by experienced associates who can help clients open accounts, apply for loans and satisfy a variety of financial needs.
   Clients can also trade by phone and receive immediate transaction confirmations from a licensed Brenton Investment representative.

Four small photographs of a finger on a keyboard, man sitting at a keyboard, graphic of first part of an Internet address, and $ signs on a circuit board
- located in a column going down the page on the right hand side of the page next to the text

Text - centered at the bottom of the page:

          9   Brenton Banks, Inc. 1999 Summary Annual Report

Text - centered across the top of the page is:

          SHOOTING FOR PERFECTION DURING A "TELLER PERFECT HOUR"

Text - located in the left hand corner of the page:

A 200% increase in
teller referrals was
generated during
Brenton's Teller
Perfect Hour on
February 10, 2000.

Text - centered in the middle of the page:

   To engage Brenton tellers in our sales process and culture, we created a six-week training process focused on building relationships, providing superior service and promoting opportunities to our clients. The process culminated in an event called the "Teller Perfect Hour," during which we worked to achieve 100 percent performance, 100 percent of the time. The first Teller Perfect Hour was piloted by our Ames bank, last fall. A statewide Teller Perfect Hour was successfully completed on February 10, 2000, with 44 out of 125 participating tellers delivering perfect scores. Three offices achieved total perfection, with all tellers producing perfect scores.

Photograph of a teller line in a bank office from the teller's view - located next to the text in the upper right hand corner of the page:

Photograph of a windmill during the Pella Tulip Festival in Pella, Iowa - centered in the middle on the bottom half of the page.

Text - located two-thirds of the page (next to the photograph) to the right hand edge of the paper:

BANK ACQUISITIONS IN PELLA
AND KNOXVILLE EXPAND TWO
BRENTON COMMUNITIES

   During 1999, Brenton acquired two U.S. Bank branches in Pella and Knoxville and immediately began to develop important new client relationships in these dynamic community markets. As a result of these acquisitions, Brenton is now the largest financial institution in Marion County. Growth through acquisition continues to be a core Brenton strategy.

"In one evening, we had completely
transformed the office into a working
Brenton Bank. The teamwork was
incredible!" said Steve Agan, President
of Brenton Bank-Knoxville/Pella.

Graphic in the shape of an oval, with four smaller ovals inside representing lines of business (Business Banking, Personal Banking, Investments, Insurance Services). An inner circle states Relationship Manager with the innermost circle showing Client - located in the upper left hand corner of the page.

Text - from the middle to the right hand edge of the page:

LEADING THE ONEBANKism
            REVOLUTION

Text - from left hand edge of the page to the middle of the page:

   Since 1996, Brenton has worked closely
with Cohen Brown Management Group, Inc., an internationally recognized sales management training firm, to expand the boundaries of sales culture development within the banking industry. As a result of our success in this effort, we were selected to be the pilot organi-zation for Cohen Brown's "ONEBANKism" concept. Our sales culture accomplishments have been the subject of several presentations and articles, most recently in the American
Banker Association's Community Banking Quarterly.
   The heart of the ONEBANKism concept is
partnership, whereby associates from different lines of business formally agree not only to refer certain numbers of targeted clients to each other, but also to support each other from the referral through the sale. Formalized as "mutual charter agreements," these partnerships are tracked and tied to individual goals and incentives.
   The goal is to deliver the entire bank to every targeted client at every opportunity, enabling us to strengthen client relationships and generate additional sales.

"ONEBANKism" and  "Mutual Charter Agreement"(c) 1998 Cohen Brown Picture Co.,
Inc.

Picture of stock certificates - located in lower right hand corner of the page.

Text - centered at the bottom of the page:

         11   Brenton Banks, Inc. 1999 Summary Annual Report

Text - centered in the middle:

          THE POWER OF PARTNERSHIP MEANS DELIVERING
          MORE DOLLARS TO THE BOTTOM LINE

Photograph of two women looking down at a desktop - located two-thirds of the page.

Text - two-thirds (to the right of the photograph) of the page to the right hand edge of the page:

   Through an innovative Brenton-developed partner-ship program, Brenton lines of business commit to produce specific revenues for other Brenton lines by identifying clients' financial needs and proactively referring them to appropriate Brenton specialists.
During 1999, this powerful initiative created over 3,900 sales, producing approximately $1.9 million in revenues.


Text - left hand edge of the page to middle:

SHARING PRIDE OF OWNERSHIP

   None of our plans or accomplishments would be possible without the enthusiastic commitment and support of Brenton associates across Iowa.
That's why, last year, we began to reward their efforts with shares of the Company's common stock. Early in 1999, we distributed shares to most employees in recognition of our record-setting performance from 1996 through 1998. On January 14, 2000, we presented additional shares to celebrate our many 1999 accomplishments.
   The distribution took place at special breakfast meetings, simultaneously held at every Brenton location. During these meetings, each department and associate was individually recognized for their accomplishments, as we shared our vision for continued future growth.

Text - bottom left hand corner of the page:

Brenton associates were
rewarded for their
dedication, flexibility
and innovation with a gift
of Brenton common stock.

Text - middle to the right hand edge of the paper:

TO OUR SHAREHOLDERS:

   During 1999, Brenton Banks, Inc. continued to implement and refine our leading edge growth strategy, while positioning ourselves to identify and serve the ever-growing needs of our targeted clients across Iowa. We have historically been a strong competitor within our selected markets. During the past year, we became even stronger.
   We invested in several key initiatives, and thanks to the work of Brenton associates, many of these initiatives have already begun to produce results.
   Our municipality and association initiatives drew encouraging amounts of business from local and regional governments, agencies and organizations. We expanded our presence in key markets, including Knoxville, Iowa City and Pella. We produced significant growth in average core deposits, which rose 11.4 percent in 1999. Our success in sales culture development was noted in the American Banker Association's Community Banking Quarterly. And we were one of ten banks, nationwide, selected by BAI and Action Systems, Inc. to participate in a research project studying the development of an effective sales culture.
   Expenses tied to these growth initiatives and other factors, including continued compression of net interest margin, led to 1999 earnings of $16.6 million, compared to net income of $20.4 million in 1998.
Diluted earnings per common share were $.80, compared to $.96 for the prior year, which has been restated to reflect the June 1999 ten per-cent common stock dividend. The Company's return on average equity
(ROE) was 12.35 percent. Average assets grew by 9.2 percent, ending the year at nearly $2.0 billion.
   Net interest income rose 2.0 percent to $62.6 million, compared to $61.4 million in 1998, as favorable volume variances were tempered by unfavorable rate variances. While average interest-earning assets grew
8.7 percent, net interest margin declined 24 basis points to 3.73 percent, thus limiting net interest income growth. Continued compression of net interest margin, primarily caused by aggressive competition in Iowa's banking marketplace, is one reason the Company is committed to long-term growth in financial services and other sources of fee income.
   Total average loans grew 10.0 percent to $1.1 billion, compared to $1.0 billion in 1998. Average indirect consumer loans increased by $51.2 million (31 percent). Average direct consumer loans grew by

Two bar graphs on the left hand side of the page:

Graph showing Return on Average Equity (1995-1999):

                   95       96       97       98       99
                9.04%   11.76%   14.47%   15.37%   12.35%

Graph showing Noninterest Income as a Percent of Total Operating Income (1995
- 1999):

                   95       96       97       98       99
               25.08%   29.10%   31.00%   34.75%   32.09%

Text - centered at the bottom of the page:

         13   Brenton Banks, Inc. 1999 Summary Annual Report

Text - left hand corner of the page:

$26.9 million (12
percent). Average
commercial/business/ag
loans rose $29.0
million (7 percent).
Average residential real
estate loans declined

Text - caption from two-thirds of the page to the right hand side of the page:

DURING THE PAST YEAR, WE BECAME EVEN STRONGER. WE INVESTED
IN SEVERAL KEY INITIATIVES, AND THANKS TO THE WORK OF BRENTON
ASSOCIATES, MANY OF THESE INITIATIVES HAVE ALREADY BEGUN TO
PRODUCE RESULTS.

Text - left side of the page to the middle:

$12.7 million (9 percent), primarily due to refinancings and normal run-off. Refinanced loans are generally sold in the secondary market to reduce the risk of holding long-term, fixed-rate loans in the portfolio.
   Nonperforming loans declined to $9.5 million or .79 percent of total loans on December 31, 1999, compared to $11.3 million or 1.09 percent of total loans at year-end 1998. Loan quality remained strong at year-end 1999, with reserves standing at 152.49 percent of nonperforming loans and 1.21 percent of total loans. Net charge-offs were .36 percent of average loans, up slightly from .28 percent in 1998.
   Brenton's 1999 noninterest income (excluding securities gains) declined 9.5 percent to $29.6 million. Rising mortgage interest rates and higher than anticipated losses on sales of originated loans led to a decline of $3.6 million in mortgage banking revenue. Lower transaction volume resulted in a 22.0 percent decline in investment brokerage commissions. Growing numbers of commercial and business clients, as well as a revised fee schedule, pushed service charges on deposit accounts
18.9 percent higher during the year. Securities gains for 1999 totaled $215,640, compared to gains of $665,450 for 1998.
   Noninterest expenses grew 6.5 percent to $65.4 million, up from $61.4 million in 1998. Normal annual salary adjustments and increasing numbers of employees due to the Company's growth initiative resulted in a 3.7 percent increase in compensation expense. Employee benefits expense rose $.7 million (13.4 percent), as a result of the increased compensation expense and higher medical insurance premiums, as well as an award of Brenton stock to most employees during the first quarter of 1999. Furniture and equipment expense grew $1.1 million (27.2 percent), due to depreciation on technology upgrades and higher costs for software maintenance agreements. All other operating expenses increased a net
4.8 percent.

Text - middle to the right hand side of the page:

   During 1999, shareholders' equity (excluding unrealized gains or losses on securities available for sale) increased 4.3 percent to $137.6 million. Cash dividends were $.346 per share, up 9.2 percent from $.317 in 1998. As part of its capital management plan, the Company repurchased 300,624 shares of common stock in 1999 at a cost of $4.0 million.
   The full financial statements and management's discussion and analysis are included in the Appendix to the Proxy Statement filed with the Securities and Exchange Commission, which has been provided to all shareholders.
   We are gratified by the confidence of shareholders and investment bankers who believe in Brenton's vision. The past two years were not favorable for bank stocks in general, as rising interest rates, narrowing margins, fewer mergers and Y2K worries drove down prices across the banking industry. But all cycles come to an end.
   At Brenton, we are very well positioned to seize and profit from the opportunities that lie ahead. We believe our strategies of growth, partnership, and continued sales culture development will enable us to provide the value clients and investors will be looking for in 2000 and beyond.


/s/
C. Robert Brenton
Chairman of the Board


/s/
Robert L. DeMeulenaere
President and Chief Executive Officer

Selected Financial Data

Brenton Banks, Inc. and Subsidiaries
Year-end Balances
  (in thousands)                    1999      1998      1997      1996      1995      1994      1993      1992      1991      1990
Total assets                 $ 1,985,455 1,939,557 1,718,484 1,632,095 1,582,779 1,581,327 1,480,596 1,431,140 1,360,942 1,274,301
Interest-earning assets        1,805,943 1,788,081 1,578,923 1,497,600 1,461,218 1,475,473 1,400,709 1,323,252 1,267,402 1,181,172
Interest-bearing
  liabilities                  1,645,684 1,590,493 1,406,258 1,335,609 1,300,508 1,315,378 1,224,951 1,181,013 1,141,008 1,052,597
Noninterest-bearing
  deposits                       189,333   190,625   161,007   153,284   143,220   136,548   127,132   137,212   115,479   125,626
Long-term borrowings              27,704    41,546    36,662    34,860    38,178    28,939    20,055    13,284    13,634    12,675
Common stockholders'
  equity**                       131,933   135,210   129,379   121,954   119,534   110,430   112,418    97,430    86,712    77,258

Results of Operations
  (in thousands)
Interest income              $   128,979   124,026   118,239   111,383   111,040   101,223    98,656   106,560   115,561   106,826
Interest expense                  66,380    62,639    58,105    55,331    57,708    45,772    44,427    54,773    68,687    64,431
Net interest income               62,599    61,387    60,134    56,052    53,332    55,451    54,229    51,787    46,874    42,395
Provision for loan losses          4,250     4,200     3,900     2,900     1,865     1,988     1,252     1,411       799       869
Net interest income after
  provision for loan losses       58,349    57,187    56,234    53,152    51,467    53,463    52,977    50,376    46,075    41,526
Noninterest income                29,794    33,358    27,506    23,327    17,847    16,593    17,863    14,684    12,715    11,554
Noninterest expense               65,374    61,392    57,699    56,090    55,051    56,657    50,415    46,591    42,284    37,820
Income before income
  taxes and minority
  interest                        22,769    29,153    26,041    20,389    14,263    13,399    20,425    18,469    16,506    15,260
Income taxes                       5,565     8,082     7,288     5,771     3,205     2,701     5,508     4,884     4,308     4,388
Minority interest                    644       720       743       603       651       591       667       632       539       533
Net income                   $    16,560    20,351    18,010    14,015    10,407    10,107    14,250    12,953    11,659    10,339

Average common shares
  outstanding
  (in thousands)*                 20,498    20,853    21,181    21,891    22,469    23,105    22,983    22,782    22,716    22,677
Per Common Share*

Net income-basic             $       .81       .98       .85       .64       .46       .44       .62       .57       .51       .46
Net income-diluted                   .80       .96       .83       .63       .46       .43       .61       .56       .51       .45
Cash dividends                      .346      .317      .225      .171      .154      .150      .137      .120      .110      .093
Common stockholders'
  equity***                         6.76      6.39      6.02      5.62      5.27      5.01      4.74      4.26      3.81      3.40
Closing price                      10.13     15.23     16.53     10.38      7.26      6.23      5.98      5.92      4.72      3.07

Selected Operating
  Ratios
Return on total average
  common stockholders'
  equity**                         12.35%    15.37     14.47     11.76      9.04      9.03     13.82     14.13     14.27     14.39
Return on average realized
  common stockholders'
  equity***                        12.31     15.77     14.68     11.79      8.91      8.99     13.82     14.12     14.26     14.39
Return on average assets
  (including minority
  interest)                          .89      1.18      1.14       .92       .71       .70      1.04       .98       .93       .95
Equity to assets***                 6.91      6.81      7.36      7.41      7.47      7.28      7.40      6.81      6.37      6.06
Common dividend
  payout                           43.25     33.02     27.11     27.14     33.48     34.88     22.46     21.43     21.57     20.67
Allowance for loan
  losses as a percent
  of loans                          1.21      1.37      1.28      1.20      1.22      1.12      1.12      1.20      1.14      1.25
Net charge-offs as a
  percent of average
  loans                              .36       .28       .26       .29       .18       .10       .05       .13       .15       .12

  *       Restated for 2-for-1 stock split effective February 1998, 10 percent common stock dividends effective in 1999, 1998, 1997 and 1996 and  3-for-2 stock split effective in 1994.
**        Including unrealized gains (losses) on securities available for sale.
***       Excluding unrealized gains (losses) on securities available for sale.

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  Financials  15   Brenton Banks, Inc. 1999 Summary Annual Report

Consolidated Statements of Condition

Brenton Banks, Inc. and Subsidiaries
December 31                                                 1999                  1998
Assets:
Cash and due from banks                          $    85,064,053            76,460,049
Interest-bearing deposits with banks                   2,361,784             2,167,288
Federal funds sold and securities purchased
  under agreements to resell                                   -             6,000,000
Investment securities:
  Available for sale                                 556,191,355           605,183,788
  Held to maturity (market value of
  $25,351,000 and $44,011,000
  at December 31, 1999, and 1998,
  respectively)                                       25,201,876            43,027,501
Total investment securities                          581,393,231           648,211,289
Loans held for sale                                   26,201,221            98,147,391
Loans                                              1,195,986,791         1,033,554,556
  Allowance for loan losses                          (14,413,104)          (14,172,264)
Loans, net                                         1,181,573,687         1,019,382,292
Premises and equipment                                37,978,240            32,523,113
Accrued interest receivable                           15,856,895            16,458,066
Other assets                                          55,025,590            40,207,277
                                                   1,985,454,701         1,939,556,765

Liabilities and Stockholders' Equity:
Deposits:
  Noninterest-bearing                                189,333,019           190,625,140
  Interest-bearing:
    Demand                                           145,131,184           131,602,358
    Savings                                          640,963,380           603,367,340
    Time                                             554,655,720           571,080,293
Total deposits                                     1,530,083,303         1,496,675,131
Federal funds purchased and securities sold
  under agreements to repurchase                     166,806,442           155,847,300
Other short-term borrowings                          110,423,584            87,050,000
Accrued expenses and other liabilities                13,896,056            18,315,348
Long-term borrowings                                  27,704,000            41,546,000
Total liabilities                                  1,848,913,385         1,799,433,779
Minority interest in consolidated
  subsidiaries                                         4,607,865             4,912,667
Redeemable preferred stock, $1 par;
  500,000 shares authorized; issuable
  in series, none issued                                       -                     -
Common stockholders' equity:
  Common stock, $2.50 par; 50,000,000
  shares authorized; 20,354,454 and
  18,752,381 shares issued and outstanding
  at December 31, 1999, and 1998, respectively        50,886,135            46,880,953
  Capital surplus                                              -                     -
  Retained earnings                                   86,682,119            85,010,569
  Accumulated other comprehensive income
    (loss)-- unrealized gains (losses) on
    securities available for sale                     (5,634,803)            3,318,797
Total common stockholders' equity                    131,933,451           135,210,319
                                                 $ 1,985,454,701         1,939,556,765

Consolidated Statements of Operations

Brenton Banks, Inc. and Subsidiaries
Years Ended December 31                            1999           1998            1997
Interest Income:
Interest and fees on loans                 $ 94,493,565     89,739,711      86,020,464
Interest and dividends on investments:
  Available for sale--taxable                25,125,818     23,770,870      21,969,148
  Available for sale--tax-exempt              7,058,222      5,866,972       4,929,898
  Held to maturity--taxable                     101,816        277,075         811,729
  Held to maturity--tax-exempt                1,677,406      2,536,082       2,647,149
Interest on federal funds sold and
  securities purchased under agreements
  to resell                                     349,298      1,659,405       1,742,284
Other interest income                           172,918        175,678         118,695
Total interest income                       128,979,043    124,025,793     118,239,367
Interest Expense:
Interest on deposits                         51,330,450     50,772,501      49,310,346
Interest on federal funds purchased
  and securities sold under
  agreements to repurchase                    6,630,927      5,092,162       3,413,432
Interest on other short-term
  borrowings                                  6,403,143      3,756,817       3,183,053
Interest on long-term borrowings              2,015,386      3,016,987       2,198,772
Total interest expense                       66,379,906     62,638,467      58,105,603
Net interest income                          62,599,137     61,387,326      60,133,764
Provision for loan losses                     4,250,000      4,200,000       3,900,000
Net interest income after provision
  for loan losses                            58,349,137     57,187,326      56,233,764
Noninterest Income:
Service charges on deposit accounts           9,372,840      7,885,513       7,290,765
Mortgage banking income                       4,225,351      7,797,577       3,274,215
Investment brokerage commissions              4,160,138      5,334,309       4,808,048
Fiduciary income                              3,685,449      3,497,030       3,136,078
Insurance commissions and fees                1,608,661      1,382,917       2,803,983
Other service charges, collection
  and exchange charges, commissions
  and fees                                    4,791,432      4,634,529       3,879,609
Net realized gains from securities
  available for sale                            215,640        665,450         493,822
Other operating income                        1,734,145      2,160,502       1,819,269
Total noninterest income                     29,793,656     33,357,827      27,505,789
Noninterest Expense:
Compensation                                 30,225,317     29,141,441      26,824,307
Employee benefits                             5,525,097      4,873,271       4,303,104
Occupancy expense of premises, net            6,063,984      5,807,559       5,609,600
Furniture and equipment expense               5,295,734      4,163,137       3,634,336
Data processing expense                       2,873,419      2,623,727       2,850,395
Marketing                                     1,784,474      1,472,632       1,361,963
Supplies                                      1,404,316      1,226,212       1,195,762
Other operating expense                      12,201,929     12,083,549      11,919,097
Total noninterest expense                    65,374,270     61,391,528      57,698,564
Income before income taxes and
  minority interest                          22,768,523     29,153,625      26,040,989
Income taxes                                  5,564,805      8,082,355       7,287,628
Income before minority interest              17,203,718     21,071,270      18,753,361
Minority interest                               643,601        720,349         743,254
Net income                                 $ 16,560,117     20,350,921      18,010,107
Per common share*:
Net income-basic                           $        .81            .98             .85
Net income-diluted                                  .80            .96             .83
Cash dividends                                     .346           .317            .225

*  Restated for the 2-for-1 stock split effective February 1998 and 10 percent common stock dividends effective in 1999 and 1998.

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  Financials  17   Brenton Banks, Inc. 1999 Summary Annual Report

Consolidated Statements of Changes in Common Stockholders' equity

Brenton Banks, Inc. and Subsidiaries
Years Ended December 31                             1999            1998            1997
Common Stock
  Beginning of year balance               $   46,880,953      43,335,120      40,428,420
  Ten percent common stock
    dividend                                   4,655,915       4,315,398       3,966,905
  Issuance of shares of common stock
     under the stock option plan                  33,680          99,825         501,760
  Issuance of shares of common stock
    under the long-term stock
    compensation plan                                  -         268,960          82,945
  Issuance of shares of common stock
    under the employee stock purchase
    plan                                          33,647          94,150          93,790
  Shares reacquired under the common
    stock repurchase plan                       (718,060)     (1,232,500)     (1,738,700)
  End of year balance                         50,886,135      46,880,953      43,335,120

Capital Surplus
  Beginning of year balance                            -               -               -
  Ten percent common stock dividend                    -         (78,529)              -
  Issuance of shares of common stock
    under the stock option plan                  (29,667)        190,214         784,397
  Issuance of shares of common stock
    under the long-term stock
    compensation plan                                  -         842,685         163,970
  Issuance of shares of common stock
    under the employee stock purchase
    plan                                         209,926         664,018         457,457
  Shares reacquired under the common
    stock repurchase plan                       (180,259)     (1,618,388)     (1,405,824)
  End of year balance                                  -               -               -

Retained Earnings
  Beginning of year balance                   85,010,569      82,824,333      80,448,768
  Net income                                  16,560,117      20,350,921      18,010,107
  Dividends on common stock
    ($.346, $.317, and $.225 per share,
    respectively)                             (7,112,542)     (6,622,340)     (4,781,675)
  Ten percent common stock dividend           (4,655,915)     (4,236,869)     (3,966,905)
  Fractional shares resulting from
    common stock dividend                        (14,003)        (13,961)        (16,399)
  Issuance of shares of common stock
    under the long-term stock
    compensation plan                                  -        (141,425)              -
  Issuance of shares of common stock
    under the employee stock purchase
    plan                                               -             (78)              -
  Shares reacquired under the common
    stock repurchase plan                     (3,106,107)     (7,150,012)     (6,869,563)
  End of year balance                         86,682,119      85,010,569      82,824,333

Total Stockholders' Equity before
  Accumulated Other Comprehensive
  Income (Loss)                              137,568,254     131,891,522     126,159,453

Accumulated Other Comprehensive
  Income (Loss)
  Beginning of year balance                    3,318,797       3,219,846       1,077,041
  Change in unrealized holding
    gains (losses) on securities
    available for sale                        (8,953,600)         98,951       2,142,805
  End of year balance                         (5,634,803)      3,318,797       3,219,846

Total Stockholders' Equity                $  131,933,451     135,210,319     129,379,299


Consolidated Average Balances and Rates

Brenton Banks, Inc. and Subsidiaries
Average Balances (in thousands)         1999       1998       1997       1996        1995
Assets:
Cash and due from banks          $    72,186     65,874     58,681     65,439      57,138
Interest-bearing deposits with
  banks                                3,526      3,706      2,460      1,393       1,076
Federal funds sold and
  securities purchased under
  agreements to resell                 7,118     31,048     31,472     26,188      39,763
Trading account securities                 -          -         12          -           -
Investment securities:
  Available for sale--taxable        430,740    390,591    348,232    330,002     244,786
  Available for sale--tax-exempt     155,558    125,237     99,868     85,471     100,859
  Held to maturity--taxable            1,514      3,998     12,700     46,271      65,959
  Held to maturity--tax-exempt        33,982     53,130     56,204     51,639      50,235
Loans held for sale                   56,218     37,841     10,284      7,983       5,908
Loans                              1,098,732    999,232    970,115    919,578     945,724
Allowance for loan losses            (14,519)   (13,738)   (12,171)   (11,440)    (11,166)
Premises and equipment                36,010     31,883     29,841     31,728      31,436
Other assets                          62,761     51,318     41,771     28,642      29,508
                                 $ 1,943,826  1,780,120  1,649,469  1,582,894   1,561,226
Liabilities and Stockholders'
  Equity:
Deposits:
  Noninterest-bearing            $   192,211    164,403    139,480    131,051     128,770
  Interest-bearing:
    Demand                           109,535     90,589     81,430    376,259     355,819
    Savings                          641,308    585,598    551,509    241,250     231,633
    Time                             546,868    556,056    567,258    583,508     626,497
Total deposits                     1,489,922  1,396,646  1,339,677  1,332,068   1,342,719
Federal funds purchased and
  securities sold under
  agreements to repurchase           150,387    116,388     78,234     59,276      40,237
Other short-term borrowings          117,377     65,205     53,223     17,295       6,536
Accrued expenses and other
  liabilities                         15,940     17,020     17,097     17,520      14,896
Long-term borrowings                  31,330     47,605     32,056     33,094      37,264
Total liabilities                  1,804,956  1,642,864  1,520,287  1,459,253   1,441,652
Minority interest in
  consolidated subsidiaries            4,734      4,834      4,691      4,471       4,391
Common stockholders' equity          134,136    132,422    124,491    119,170     115,183
                                 $ 1,943,826  1,780,120  1,649,469  1,582,894   1,561,226
Summary of Average Interest
  Rates:
Average yields earned:
Interest-bearing deposits with
  banks                                 4.90%      4.74       4.80       4.87        6.20
Trading account securities                 -          -       4.26          -           -
Federal funds sold and
  securities purchased under
  agreements to resell                  4.91       5.35       5.54       5.41        5.69
Investment securities:
  Available for sale--taxable           5.83       6.09       6.31       6.08        5.96
  Available for sale--tax-exempt
  (tax equivalent basis)                6.46       6.69       7.04       7.13        6.71
  Held to maturity--taxable             6.72       6.93       6.39       6.22        6.17
  Held to maturity--tax-exempt
  (tax equivalent basis)                7.03       6.82       6.72       6.68        8.05
Loans held for sale                     7.07       7.11       7.89       8.47        6.71
Loans                                   8.26       8.74       8.82       8.69        8.69
Average rates paid:
Deposits                                3.96%      4.12       4.11       4.12        4.37
Federal funds purchased and
  securities sold under
  agreements to repurchase              4.41       4.38       4.36       4.17        4.08
Other short-term borrowings             5.46       5.76       5.98       5.87        5.67
Long-term borrowings                    6.43       6.34       6.86       7.07        7.03
Average yield on interest-
  earning assets                        7.44%      7.78       7.95       7.80        7.86
Average rate paid on interest-
  bearing liabilities                   4.16       4.29       4.26       4.22        4.45
Net interest spread                     3.28       3.49       3.69       3.58        3.41
Net interest margin                     3.73       3.97       4.16       4.03        3.89

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  Financials  19   Brenton Banks, Inc. 1999 Summary Annual Report

Stock Information

Brenton Banks, Inc. common stock is traded on the NASDAQ Stock Market and quotations are furnished by the NASDAQ System. There were 2,095 common stockholders of record on December 31, 1999.

MARKET AND DIVIDEND INFORMATION

1999                     High      Low            Dividends

     1st quarter         $15.91    11.82               .086
     2nd quarter          17.25    12.55               .086
     3rd quarter          17.00    11.63               .087
     4th quarter          15.00     9.00               .087


1998                     High      Low            Dividends

     1st quarter         $18.18    14.87               .070
     2nd quarter          19.09    16.74               .079
     3rd quarter          22.05    16.59               .082
     4th quarter          17.39    14.32               .086



The above table sets forth the high and low sales prices and cash dividends per share for the Company's common stock, after the effect of the June 1999 and June 1998 ten percent common stock dividends. The market quotations, reported by NASDAQ, represent prices between dealers and do not include retail markup, markdown or commissions.



NASDAQ Symbol:  BRBK
Wall Street Journal and
Other Newspapers:  BrentB

Market Makers
ABN AMRO Incorporated
Herzog, Heine, Geduld, Inc.
Howe, Barnes Investments, Inc.
Keefe, Bruyette & Woods, Inc.
Sandler, O'Neill & Partners, L.P.
Stifel, Nicolaus & Co., Inc.


FORM 10-K
COPIES OF BRENTON BANKS, INC. ANNUAL REPORT TO THE SECURITIES AND EXCHANGE COMMISSION FORM 10-K WILL BE MAILED WHEN AVAILABLE WITHOUT CHARGE TO SHAREHOLDERS UPON WRITTEN REQUEST TO STEVEN T. SCHULER, CHIEF FINANCIAL OFFICER/TREASURER/SECRETARY, AT THE CORPORATE HEADQUARTERS. IT IS ALSO AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S INTERNET WEB SITE AT HTTP://WWW.SEC.GOV/CGI-BIN/SRCH-EDGAR.

________________________________________________________________________


Independent Auditors' Report

The Board of Directors of Brenton Banks, Inc.:

   We have audited, in accordance with generally accepted auditing standards, the consolidated statements of condition of Brenton Banks, Inc. and subsidiaries as of December 31, 1999, and 1998, and the related consolidated statements of operations, comprehensive income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1999 (not presented herein); and in our report dated January 28, 2000, we expressed an unqualified opinion on those consolidated financial statements.
   In our opinion, the information set forth in the condensed consolidated financial information appearing on pages 16 through 18 is fairly presented, in all material respects, in relation to the consolidated financial statements from which it has been derived.



KPMG LLP

Des Moines, Iowa
January 28, 2000

Corporate Structure

BRENTON BANKS, INC.
BOARD OF DIRECTORS

C. Robert Brenton
Chairman of the Board
Brenton Banks, Inc.

William H. Brenton
Past Chairman and President
Brenton Banks, Inc.

J. C. Brenton
Past President
Brenton Banks, Inc.

Robert C. Carr
Retired

Gary M. Christensen
President & CEO
Pella Corporation

Robert J. Currey
President
21st Century Telecom Group, Inc.

Robert L. DeMeulenaere
President and Chief Executive Officer
Brenton Banks, Inc.


BRENTON BANKS, INC.
EXECUTIVE OFFICERS

C. Robert Brenton
Chairman of the Board

Robert L. DeMeulenaere
President and Chief Executive Officer

Steven T. Schuler
CFO/Treasurer/Secretary


BRENTON BANK SENIOR SALES
SUPPORT OFFICERS

Robert L. DeMeulenaere
Chairman and Chief Executive Officer

Larry A. Mindrup
President

Phillip L. Risley
Executive Vice President

Steven T. Schuler
CFO/Treasurer/Secretary

Judy S. Bohrofen
Human Resources Director

Woodward G. Brenton
Chief Commercial Banking Officer

Gregory M. Cole
Loan Development Center Director

W. Bradley Cunningham
Investment/ALCO Director

Marsha A. Findlay
Professional Development Director

Douglas R. Gulling
Corporate Controller/Cashier

Monica L. Haun
Operations and Technology Director

Douglas F. Lenehan
Chief Sales Officer

Catherine I. Reed
Marketing Director

Norman D. Schuneman
Chief Credit Officer


BRENTON LINE OF BUSINESS
AND REGIONAL BANK MANAGERS

Woodward G. Brenton
Mortgage Banking

Douglas F. Lenehan
Diversified Commercial Services

David W. Mackaman
Commercial Banking

Larry A. Mindrup
Retail Banking

Elizabeth M. Piper/Bach
Financial Services

Allen W. Shafer
Business Banking

Thomas J. Vincent
Agricultural Banking

Charles N. Funk
Central Regional Manager

Dennis H. Hanson
East Central Regional Manager

G. Darryl Harmon
Davenport/Moline Regional Manager

Ronald D. Larson
Cedar Rapids/Iowa City Regional Manager

Marc J. Meyer
Western Regional Manager

Text - centered at the bottom of the page:

         21   Brenton Banks, Inc. 1999 Summary Annual Report

Brenton Service Locations - Iowa

Adel

Ames, 424 Main Street

Ames, North Grand Mall

Ames, South Duff Avenue

Ankeny

Cedar Rapids, 150 First Avenue, NE

Cedar Rapids, 3010 Williams Blvd., SW

Cedar Rapids, 1800 51st Street, NE

Clarion

Clive, 10101 University

Clive, 13631 University

Coralville

Dallas Center

Davenport, 1618 N. Main Street

Davenport, Village Shopping Center

Davenport, West Third and Division

Davenport, 53rd and Utica Ridge

Des Moines, 400 Locust Street

Des Moines, 29th & Ingersoll

Des Moines, 2805 Beaver

Des Moines, S.W. 9th and McKinley

Dexter

Dubuque*

Eagle Grove

Emmetsburg

Granger

Grinnell

Indianola

Jefferson

Johnston

Knoxville

Marion

Marshalltown, 102 South Center

Marshalltown, 1724 South Center

Newton*

Pella

Perry

Redfield

Story City

Urbandale

Van Meter

Waukee

West Des Moines**

Woodward

    * Loan and investment office
   ** Telebanking Center


Stockholder Information
Corporate Headquarters
Suite 200, Capital Square
400 Locust Street
Des Moines, Iowa 50309
Telephone 800/627-3686

Annual Shareholders' Meeting
Wednesday, May 17, 2000, 5:00 p.m.
Polk County Convention Complex
501 Grand Avenue
Des Moines, Iowa 50309

Transfer Agent/Registrar/
Dividend Disbursing Agent
Harris Trust and Savings Bank
311 West Monroe Street
Chicago, Illinois 60606

Legal Counsel
Brown, Winick, Graves, Gross,
  Baskerville and Schoenebaum, P.L.C.
Suite 1100, Two Ruan Center
601 Locust Street
Des Moines, Iowa 50309

Independent Auditors
KPMG LLP
2500 Ruan Center
666 Grand Avenue
Des Moines, Iowa 50309

Text - centered in the top one-third of the page:

         The Brenton Difference

Circular graphic in the middle of the page - with outer layer showing four lines of business with subheadings listing products and services available in each line of business.
     Business Banking
        Cash Management
        Deposit Accounts
        Business and Ag Loans
        International Banking Services
     Risk Management
        Insurance
        Employee Benefits
     Personal Banking
        Credit Cards
        Personal & Private Banking
        Residential Mortgages
        Home Equity Loans/Lines of Credit
     Investments
        Retirement Planning
        Investment Management
        Trust and Estate Planning
Next inner circle shows four methods of gaining access to the lines of business.
     Brenton Direct
     Branch
     Brenton Online
     Anytime Line
Next small circle shows Relationship Manager and the innermost rectangle shows YOU (referring to clients).

Text - centered in the bottom of the page:

          Brenton Bank
          Brenton Banks, Inc.
          Suite 200, Capital Square
          400 Locust Street
          Des Moines, Iowa 50309
          Telephone 800/627-3686
          www.brentonbank.com
          www.brentoninvestments.com

Appendix to Annual Report
Referencing Graphic and Image Material

All graphic and image material has been described in text of the annual report. Set forth below is a list of such material.

1. Cover - first unnumbered page of the Annual Report - center of page spreading from left edge to right edge of page are photographs of faded faces of three people. On the top of the photographs is a circular graphic with lines leading to the right edge of the page.

2. Text on cover page - first unnumbered page of the Annual Report - centered on top one-third of the page:

          More Than A Bank

3. Text on cover page - first unnumbered page of the Annual Report - centered on bottom two-thirds of the page:

          BRENTON

4. Text on cover page - first unnumbered page of the Annual Report - centered at the bottom of the page:

          Brenton Banks, Inc.
       1999 Summary Annual Report

5.  Text (left hand side) - Table of Contents, on page 1 of the Annual
Report.

6. Three bar graphs (right hand side), on page 2 of the Annual Report, showing Net Income from 1995-1999; Diluted Net Income per Common Share and Dividends per Common Share (Restated for stock splits/dividends) from 1995-1999; and Total Assets from 1995-1999.

7. Small graphic, on page 3 of the Annual Report, on a graph showing two lines of growth, with text centered underneath.

8. One photograph and text (upper center of the page), on page 4 of the Annual Report, of eleven employees.

9. One photograph and text (left hand edge of page), on page 4 of the Annual Report, of Salisbury House, a historic mansion in Des Moines, Iowa.

10. Text (bottom of photograph), on page 4 of the Annual Report, stating who took the photograph (Photo courtesy of Scott Little).

11. Photograph and text (left hand edge of the page), on page 5 of the Annual Report, of State Capital building.

12. Photograph and text (right hand corner of the page), on page 5 of the Annual Report, of architect's rendering of the Percival Scientific's (a client) new building.

13. Photograph (one-third of page to right hand edge of page), on page 6 of the Annual Report, of soybean field with tractor and wagon.

14. Photograph (top of page on the right hand side of the page), on page 7 of the Annual Report, of outside front of Brenton Bank office building in Coralville, Iowa.

15. Floor plan (bottom of page on the right hand side of the page), on page 7 of the Annual Report, of Coralville, Iowa office.

16. Photograph (top of page in the right hand corner of the page), on page 8 of the Annual Report, of pen on top of paper.

17. Photograph (bottom right hand corner of the page), on page 8 of the Annual Report, of a home under construction.

18. Four small photographs (column going down the page on the right side of the page), on page 9 of the Annual Report, of a finger on a keyboard, man sitting at a keyboard, graphic of first part of an Internet address, and $ signs on a circuit board.

19. Photograph with text (upper right hand corner of the page), on page 10 of the Annual Report, of a teller line in a bank office from the teller's view.

20. Photograph with text (centered in the middle of the bottom half of the page), on page 10 of the Annual Report, of a windmill during the Pella Tulip Festival in Pella, Iowa.

21. Graphic (upper left hand corner of the page), on page 11 of the Annual Report, in the shape of an oval, with four smaller ovals inside representing lines of business (Business Banking, Personal Banking, Investments, Insurance Services). An inner circle states Relationship Manager with the innermost circle showing Client.

22. Photograph (lower right hand corner of the page), on page 11 of the Annual Report, of stock certificates.

23. Photograph (two-thirds of the page), on page 12 of the Annual Report, of two women looking down at a desktop.

24. Text (lower left hand corner of the page) - on page 12 of the Annual Report, that goes along with the stock certificates that are located on page 11 (lower right hand corner of the page) of the Annual Report.

25. Two bar graphs (left hand side), on page 13 of the Annual Report, showing Return on Average Equity from 1995-1999 and Noninterest Income as a Percent of Total Operating Income from 1995-1999.

26. Back Cover - last unnumbered page of the Annual Report - Text (centered in the top one-third of the page):

          The Brenton Difference

27. Back Cover - last unnumbered page of the Annual Report - circular graphic (middle of the page), titled "The Brenton Difference", with outer layer showing four lines of business with subheadings listing products and services available in each line of business.
     Business Banking
        Cash Management
        Deposit Accounts
        Business and Ag Loans
        International Banking Services
     Risk Management
        Insurance
        Employee Benefits
     Personal Banking
        Credit Cards
        Personal & Private Banking
        Residential Mortgages
        Home Equity Loans/Lines of Credit
     Investments
        Retirement Planning
        Investment Management
        Trust and Estate Planning
Next inner circle shows four methods of gaining access to the lines of business.
     Brenton Direct
     Branch
     Brenton Online
     Anytime Line
Next small circle shows Relationship Manager and the innermost rectangle shows YOU (referring to clients).

28. Back Cover - last unnumbered page of the Annual Report - Text (centered in the bottom of the page):
          Brenton Bank
          Brenton Banks, Inc.
          Suite 200, Capital Square
          400 Locust Street
          Des Moines, Iowa 50309
          Telephone 800/627-3686
          www.brentonbank.com
          www.brentoninvestments.com